UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
23 October 2025
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 2 of 11
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group)
and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements.
Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’,
‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’,
‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.
Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand;
exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints;
failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations;
failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks;
technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions;
inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds
Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts.
Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2025 and is being incorporated by reference into the Registration Statement with File No. 333-287829.

Page 3 of 11
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2025 £m	Nine months ended 30 Sep 2024 £m

Net interest income	9,808	9,125
Other income[1]	4,444	4,352
Total income[1]	14,252	13,477
Operating expenses	(8,955)	(8,058)
Impairment	(619)	(272)
Profit before tax	4,678	5,147
Tax expense	(1,356)	(1,370)
Profit after tax	3,322	3,777

Profit attributable to ordinary shareholders	2,892	3,355
Profit attributable to other equity holders	365	376
Profit attributable to non-controlling interests	65	46
Profit after tax	3,322	3,777

Ordinary shares in issue (weighted-average – basic)	60,070m	62,948m
Basic earnings per share	4.8p	5.3p
1Net finance expense in respect of insurance and investment contracts, previously shown separately, is now included within other income as part of total income. The comparative periods are represented on a consistent basis.

Page 4 of 11
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	61,846	62,705
Financial assets at fair value through profit or loss	232,251	215,925
Derivative financial instruments	19,062	24,065
Financial assets at amortised cost	547,799	531,777
Financial assets at fair value through other comprehensive income	37,091	30,690
Other assets	39,415	41,535
Total assets	937,464	906,697
Liabilities
Deposits from banks	8,330	6,158
Customer deposits	496,722	482,745
Repurchase agreements at amortised cost	36,779	37,760
Financial liabilities at fair value through profit or loss	30,046	27,611
Derivative financial instruments	15,932	21,676
Debt securities in issue at amortised cost	77,370	70,834
Liabilities arising from insurance and participating investment contracts	131,559	122,064
Liabilities arising from non-participating investment contracts	56,267	51,228
Other liabilities	27,890	30,644
Subordinated liabilities	10,936	10,089
Total liabilities	891,831	860,809
Total equity	45,633	45,888
Total equity and liabilities	937,464	906,697
CAPITAL METRICS

	At 30 Sep 2025	At 31 Dec 2024

Risk-weighted assets	£232.3bn	£224.6bn
Common equity tier 1 ratio	13.8%	14.2%
Tier 1 capital ratio	15.7%	16.6%
Total capital ratio	18.6%	19.0%

Page 5 of 11
FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for the first nine months of 2025 was £4,678 million, 9% lower than in the first nine months of 2024. This included higher total income, more than offset by a charge for motor finance commission arrangements in the third quarter and a higher impairment charge. Profit after tax was £3,322 million and earnings per share was 4.8 pence (nine months to 30 September 2024: £3,777 million and 5.3 pence respectively).
Total income for the nine months of 2025 was £14,252 million, an increase of 6% on the same period in 2024 (nine months to 30 September 2024: £13,477 million). Net interest income of £9,808 million was up 7% on the prior year
(nine months to 30 September 2024: £9,125 million), driven by higher average interest-earning assets and a higher margin, which benefitted from a growing structural hedge contribution as balances were reinvested in a higher rate environment, partially offset by mortgage refinancing driving margin compression and deposit churn headwinds.
Other income increased by 2% to £4,444 million (nine months to 30 September 2024: £4,352 million), with higher other operating income and a higher insurance service result, partially offset by lower net trading income and lower net fee and commission income. Other operating income increased by 20% to £1,639 million (nine months to 30
September 2024: £1,369 million) as a result of vehicle fleet growth and higher average vehicle rental values in UK
Motor Finance within Retail. The insurance service result benefitted from higher income in the workplace pensions business and higher general insurance income net of claims. Net trading income benefitted from growth in Equity
Investments and Central Items, which was driven by the Group’s equity and direct investment businesses, with strong income growth from Lloyds Living and higher income from Lloyds Development Capital. This was more than offset by the effects of negative market volatility.
Total operating expenses were £8,955 million (nine months 30 September 2024: £8,058 million). This included a higher remediation charge relating to motor finance commission arrangements and reflected inflationary pressures, strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs. This was partially offset by cost savings and continued cost discipline. Operating lease depreciation was higher due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices.
A remediation charge of £912 million was recognised by the Group in the first nine months of 2025 (nine months to
30 September 2024: £124 million), including an £800 million charge in the third quarter in relation to the potential impact of motor finance commission arrangements, bringing the total provision for motor finance to £1,950 million.
The FCA published a consultation on an industry wide motor finance redress scheme on 7 October 2025. This provides further detail on its proposed redress approach following the Supreme Court judgment handed down on 1
August 2025, in particular the products in scope, situations where it considers inadequate disclosure would give rise to an unfair relationship, proposed redress methodology, engagement approach and time bar. Based on the
FCA proposals in their current form, the potential impact is at the adverse end of the Group’s range of expected outcomes.
As previously stated, in establishing the Group’s previous provision of £1,150 million, the Group created a range of scenarios to address uncertainties on a number of key inputs. The FCA proposals are subject to consultation and there remain a number of uncertainties. Accordingly, the Group’s approach continues to consider a probability weighted outcome considering a range of scenarios representing sensitivities to the FCA’s current proposals, together resulting in the additional charge of £800 million. This reflects the increased likelihood of a higher number of historical cases, particularly DCA, being eligible for redress, including those dating back to 2007 and also the likelihood of a higher level of redress than previously anticipated, reflecting the FCA’s proposed redress calculation approach, which is less closely linked to actual customer loss than anticipated.
The Group remains committed to ensuring customers receive appropriate redress where they suffered loss. The current FCA proposals remain a consultation. Given that the Group has concerns, including relating to the approach to unfairness and proposed redress methodology, representations will be made to the FCA. The ultimate outcome of the motor finance commission issue for the Group may evolve as a result of representations made by various parties as well as further legal proceedings. However, the total £1,950 million provision, including both redress and operational costs, represents the Group’s best estimate of the potential impact of the motor finance issue.

Page 6 of 11
FINANCIAL REVIEW (continued)
Income statement (continued)
Asset quality has remained strong in the first nine months of 2025. The impairment charge was £619 million, up from £272 million in the nine months to 30 September 2024 which benefitted from a large credit from improvements in the Group’s economic outlook. In Commercial Banking, higher charges in the first half of the year driven by a small number of individual cases were offset by lower expected losses given observed resilient performance and improved loss expectations for accounts in recoveries. Retail portfolios continued to perform strongly.
Balance sheet
As at 30 September 2025, total assets were £30,767 million higher at £937,464 million (31 December 2024:
£906,697 million). Financial assets at amortised cost were £16,022 million higher at £547,799 million (31 December
2024: £531,777 million) supported by increases in loans and advances to customers. This included growth of £8,725 million in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the
European retail business totalling £6,542 million. Lending balances increased by £2,504 million in Commercial
Banking, with higher Institutional balances alongside growth in securitised products, partially offset by repayments of government-backed lending. The growth in loans and advances to customers was partially offset by a
£717 million reduction in loans and advances to banks and a £822 million reduction in debt securities.
Financial assets held at fair value through profit or loss increased by £16,326 million, with increased holdings in the
Insurance business as a result of market gains on equity investments held to back insurance and investment contract liabilities and increased reverse repurchase agreements in the banking business.
Derivative financial assets were £5,003 million lower at £19,062 million (31 December 2024: £24,065 million), driven by market movements in the period. Financial assets at fair value through other comprehensive income of
£37,091 million increased by £6,401 million in the period reflecting increases in liquid asset holdings. Cash and balances at central banks reduced by £859 million to £61,846 million (31 December 2024: £62,705 million). Other assets were £2,120 million lower, primarily reflecting the disposal of the Group’s bulk annuity business in the second quarter partially offset by increased settlement balances.
Total liabilities were £31,022 million higher at £891,831 million (31 December 2024: £860,809 million). Customer deposits of £496,722 million increased in the period by £13,977 million. Retail deposits increased £4,019 million in the period, including growth in Retail savings accounts, as a result of net inflows to limited withdrawal and fixed term deposits given the Group’s strong performance throughout the ISA season, and growth in European retail balances. This was alongside growth in current accounts, due to strength in customer income and subdued spend.
Commercial Banking deposits were up £9,923 million, resulting from growth in targeted sectors. Deposits from banks increased by £2,172 million (31 December 2024: £6,158 million), while repurchase agreements at amortised cost reduced by £981 million (31 December 2024: £37,760 million).
Financial liabilities at fair value through profit or loss increased by £2,435 million to £30,046 million at 30
September 2025 due to increased repurchase agreements. Derivative financial liabilities decreased by £5,744 million to £15,932 million as a result of market movements. Liabilities arising from insurance and investment contracts increased by £14,534 million reflecting the increase in policyholder investments. Other liabilities decreased by £2,754 million and included the effects of the disposal of the Group’s bulk annuity business, partially offset by increased provisions, primarily driven by the increase in relation to motor finance commission arrangements. Debt securities in issue increased by £6,536 million, with new issuances in the period, while subordinated liabilities reduced by £847 million.
Total equity of £45,633 million at 30 September 2025 decreased from £45,888 million at 31 December 2024. Profit for the period, the unwind of the cash flow hedging reserve and issuance of an AT1 capital instrument in February
2025 was more than offset by the impact of the ongoing share buyback programme, the dividends paid in May
2025 and September 2025, as well as the impact of redemptions of AT1 capital instruments in June 2025 and
September 2025 and a lower pension surplus.

Page 7 of 11
FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.8% at 30 September 2025 (31 December 2024:
14.2%). Banking business profits for the first nine months of the year, after a provision charge for motor finance commission arrangements, and the dividends received from the Group’s Insurance business were more than offset by the recognition of the full capital impact of the ongoing ordinary share buyback programme, the accrual for foreseeable ordinary dividends, the payment of the interim ordinary dividend in September 2025, distributions on other equity instruments and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 18.6% at 30 September 2025 (31 December 2024: 19.0%). The increase in
CET1 capital and the issuance of new AT1 and tier 2 capital instruments during the period was more than offset by
AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets. The MREL ratio reduced to 31.2% at 30 September 2025 (31 December 2024: 32.2%) with the increase in other eligible liabilities more than offset by the reduction in total capital resources after adjustments and the increase in risk-weighted assets.
Risk-weighted assets increased by £7,625 million to £232,257 million at 30 September 2025 (31 December 2024:
£224,632 million). This reflects the impact of strong lending growth and other movements, partially offset through continued optimisation activity.
The Group’s UK leverage ratio reduced to 5.2% at 30 September 2025 (31 December 2024: 5.5%), reflecting the reduction in tier 1 capital and an increase in the leverage exposure measure. The latter primarily reflects increases across loans and advances and other assets, due in part to strong lending growth, in addition to an increase in off-
balance sheet items.

Page 8 of 11
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2025.
The Group’s Q3 2025 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2024 Annual Report on Form 20-F.
2.Loans and advances to customers and expected credit loss allowance

At 30 September 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	282,315	29,903	3,990	5,533	321,741	9.3	1.2
Credit cards	14,628	2,471	269	–	17,368	14.2	1.5
UK unsecured loans and overdrafts	10,345	1,417	191	–	11,953	11.9	1.6
UK Motor Finance	14,283	2,544	148	–	16,975	15.0	0.9
Other	20,804	379	158	–	21,341	1.8	0.7
Retail	342,375	36,714	4,756	5,533	389,378	9.4	1.2
Business and Commercial Banking	25,663	2,520	1,030	–	29,213	8.6	3.5
Corporate and Institutional Banking	58,410	2,546	824	–	61,780	4.1	1.3
Commercial Banking	84,073	5,066	1,854	–	90,993	5.6	2.0
Other[1]	264	–	–	–	264	–	–
Total gross lending	426,712	41,780	6,610	5,533	480,635	8.7	1.4

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	221	305	165	740
Credit cards	226	286	121	–	633
UK unsecured loans and overdrafts	183	232	105	–	520
UK Motor Finance[2]	198	132	84	–	414
Other	18	9	36	–	63
Retail	674	880	651	165	2,370
Business and Commercial Banking	94	184	126	–	404
Corporate and Institutional Banking	102	118	316	–	536
Commercial Banking	196	302	442	–	940
Other	–	–	–	–	–
Total	870	1,182	1,093	165	3,310

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %
UK mortgages	–	0.7	7.6	3.0	0.2
Credit cards	1.5	11.6	45.0	–	3.6
UK unsecured loans and overdrafts	1.8	16.4	55.0	–	4.4
UK Motor Finance	1.4	5.2	56.8	–	2.4
Other	0.1	2.4	22.8	–	0.3
Retail	0.2	2.4	13.7	3.0	0.6
Business and Commercial Banking	0.4	7.3	12.2	–	1.4
Corporate and Institutional Banking	0.2	4.6	38.3	–	0.9
Commercial Banking	0.2	6.0	23.8	–	1.0
Other	–	–	–	–	–
Total	0.2	2.8	16.5	3.0	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £223 million relating to provisions against residual values of vehicles subject to finance leases.

Page 9 of 11
ADDITIONAL FINANCIAL INFORMATION (continued)
3.Total ECL allowance by scenario
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. As at 31 December 2024, the severe downside scenario incorporated adjustments made to UK
Bank Rate and Consumer Price Index (CPI) inflation paths which, as at 30 September 2025, have been removed.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
At 30 September 2025	3,329	2,517	2,913	3,808	5,573
At 31 December 2024	3,481	2,467	3,036	3,988	6,338
4.UK economic assumptions
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect ongoing geopolitical developments and changes in domestic economic policy. The Group’s updated base case scenario has the following conditioning assumptions. First, global conflicts do not lead to major discontinuities in commodity prices or global trade.
Second, the US effective tariff rate is maintained at prevailing levels pending a switch to a sector-based tariff framework. Third, UK fiscal policy acts to restore a margin of headroom against the current fiscal rules.
Based on these assumptions and incorporating the economic data published in the second quarter of 2025, the
Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. With underlying inflationary pressures expected to recede slowly, modest reductions in UK Bank Rate are expected to continue in
2026, reaching a ‘neutral’ policy stance around the middle of the year. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as at the third quarter of 2025. Actual data for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements for the year ended 31 December 2024, found in the Group’s 2024 Annual Report on Form 20-F. As at
30 September 2025, the non-modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario have been removed. This is because the incremental ECL impact is no longer considered sufficiently material to justify their application. Accordingly, its removal has had no material impact on ECL.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 30 September 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.3	0.2	0.1	0.2	0.3	0.3	0.4
Unemployment rate	4.5	4.7	4.9	5.0	5.0	5.0	4.9	4.9
House price growth	2.9	2.7	1.6	0.8	1.4	1.9	2.2	2.4
Commercial real estate price growth	2.5	2.6	2.6	1.5	1.0	0.8	1.0	0.7
UK Bank Rate	4.50	4.25	4.00	4.00	3.75	3.75	3.50	3.50
CPI inflation	2.8	3.5	3.9	3.8	3.3	3.0	2.9	2.5

Page 10 of 11
ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.4	1.9	1.9	1.6	1.5	1.6
Unemployment rate	4.6	3.7	3.2	3.1	3.1	3.6
House price growth	1.1	4.8	7.0	6.3	5.5	4.9
Commercial real estate price growth	2.7	7.5	3.7	2.4	1.4	3.5
UK Bank Rate	4.19	4.30	4.72	4.95	5.12	4.66
CPI inflation	3.5	2.9	2.6	2.9	3.0	3.0

Base case
Gross domestic product growth	1.3	1.0	1.5	1.5	1.5	1.4
Unemployment rate	4.8	5.0	4.7	4.5	4.4	4.7
House price growth	0.8	2.4	1.7	2.2	3.2	2.1
Commercial real estate price growth	1.5	0.7	1.3	1.2	0.9	1.1
UK Bank Rate	4.19	3.63	3.50	3.50	3.50	3.66
CPI inflation	3.5	2.9	2.3	2.3	2.3	2.7

Downside
Gross domestic product growth	1.2	(1.2)	0.0	1.2	1.5	0.6
Unemployment rate	4.9	6.9	7.7	7.4	7.0	6.8
House price growth	0.5	(0.5)	(6.4)	(5.8)	(2.0)	(2.9)
Commercial real estate price growth	0.5	(8.9)	(3.4)	(1.9)	(1.9)	(3.2)
UK Bank Rate	4.19	2.37	1.03	0.69	0.48	1.75
CPI inflation	3.5	2.9	2.0	1.4	1.0	2.2

Severe downside
Gross domestic product growth	1.0	(3.1)	(0.9)	1.0	1.4	(0.1)
Unemployment rate	5.1	9.2	10.4	10.0	9.4	8.8
House price growth	0.0	(2.4)	(13.5)	(12.0)	(6.6)	(7.0)
Commercial real estate price growth	(1.8)	(18.8)	(8.7)	(6.2)	(4.9)	(8.3)
UK Bank Rate	4.19	1.25	0.12	0.04	0.01	1.12
CPI inflation	3.5	2.9	1.5	0.4	(0.3)	1.6

Probability-weighted
Gross domestic product growth	1.3	0.2	0.9	1.4	1.5	1.1
Unemployment rate	4.8	5.6	5.7	5.5	5.3	5.4
House price growth	0.7	1.8	(0.6)	(0.4)	1.4	0.6
Commercial real estate price growth	1.2	(2.1)	(0.4)	(0.1)	(0.3)	(0.3)
UK Bank Rate	4.19	3.21	2.79	2.75	2.73	3.13
CPI inflation	3.5	2.9	2.2	2.0	1.8	2.5

Page 11 of 11
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	23 October 2025